Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes as set forth in Exhibit 99.2 entitled “Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023.” In addition to historical unaudited consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and “Risk Factors” as more fully disclosed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2024, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2024. All amounts included herein with respect to the six months ended December 31, 2024 and 2023 are derived from our unaudited consolidated financial statements included elsewhere in Exhibit 99.2. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. Unless the context indicates otherwise, references to “Gelteq” are to Gelteq Limited., an Australian public limited company and references to “we,” “us,” “our,” “our company,” the “Company” or similar terms used in this Exhibit 99.1 are to Gelteq and/or its subsidiaries.

Overview

We are a clinical and science-based company that is focused on developing and commercializing white label gel-based delivery solutions for prescription drugs, nutraceuticals, pet care and other products. A “white label” gel-based delivery solution is where we produce a product that other companies rebrand as their own product. Our principal products are edible gels, which we refer to as gels, and their application in gel-based dosage forms. Our current product suite consists of multiple products that sit within five core verticals — for pets, sports, pharmaceutical (pharma), over-the-counter (OTC) and nutraceutical — all of which leverage our patent pending multiple-ingredient dosage forms, and that we expect to have a wide range of applications and consumers. We currently focus our efforts on out-licensing our technology to companies to develop and create new products they can manufacture and sell within their established and researched markets, while we continue to manufacture our existing products under license (“white label”).

Recent Developments

On October 30, 2024, we consummated our initial public offering of 1,300,000 Ordinary Shares at a price of US$4.00 per share, generating gross proceeds to the Company of $5.2 million before deducting underwriting discounts and offering expenses. In connection with the IPO, the Company entered into an Underwriting Agreement, dated October 28, 2024 (the “Underwriting Agreement”) by and between the Company and The Benchmark Company, LLC as representative of the several underwriters. The Company agreed to an underwriting discount of 7.0% of the public offering price of the Ordinary Shares sold in the IPO.

On November 14, 2024, we entered into a license agreement for office space rental in New York for a fee of 4,468 USD per month. The license agreement has an initial term of six months and automatically renews for additional six-month terms upon the expiration of the initial term.

On December 2, 2024, we entered into an agreement with WPIC Marketing and Technologies Limited (“WPIC”) to assist with sales and distribution of our SportsGel products throughout the Asian Pacific region, commencing with China initially in March 2025. As of the date of this prospectus, we have four online stores across various platforms open in China as WPIC’s first region of focus.

On December 19, 2024, we appointed Dr. Paul Wynne as our Chief Scientific Officer.

On March 31, 2025, Simon H. Szewach resigned as our Executive Chairman. He continues to serve as our Chairman and director.

On April 30, 2025, David A.V. Morton resigned as a Director.

On June 3, 2025, Anthony W. Panther resigned as our Chief Financial Officer and on the same day, Thuy-Linh Gigler became the Company’s Chief Financial Officer.

Financial Operations Overview

Revenues

For the year ended June 30, 2023, we delivered 60,000 units in December, 2022 and recognized revenue of AUD$79,843 (USD$51,898) from the deferred revenue balance at June 30, 2022. The delay in completing the manufacturing in support of the new January 2023 orders, and being able to recognize the relevant component of the existing deferred revenue balance as income, is due to certain of our customers that experienced cash flow difficulties and therefore being unable to pay for the order at the time.

For the six months ended December 31, 2024, we had prioritized pharmaceutical research and improving operational processes, and we expect to grow and execute on our business plans with lower overheads and expenses in the financial year ending June 30, 2025. To facilitate this, we entered into a rental contract, filed as an exhibit to the registration statement of which this prospectus forms a part, for laboratory facilities with Monash University on February 2, 2024 (the “Monash Facilities”) for further research purposes. Our lack of personnel, and our focus on research, and identifying and establishing a laboratory facility, adversely affected our ability to close new sales opportunities. We believe this will have a short-term impact on sales revenue which was nil for the six months ended December 31, 2023.

With the Monash Facilities established and fitted, as well as the closing of our IPO, we are prioritizing our sales activities with a focus on the animal health, nutraceutical, sports, over-the-counter and pharmaceuticals verticals. Notwithstanding the foregoing we are currently prioritizing pharmaceutical research on our existing 505b(2) application and seeking other potential pharmaceutical candidates through such pathway.

We continue to discuss revenue opportunities with existing and prospective customers and we remain confident in our sales strategy and our strong existing new business pipeline, and we would fulfil our revenue numbers should each existing potential client in the pipeline eventuate. However, for the business to generate its expected revenue from products sales and licenses in the financial year ending June 30, 2026, we need to ensure the following events will occur:

1)	Manufacturing — As we continue to have part of our manufacturing process in Xiamen, Fujian, China, we remain confident that products will still be manufactured and shipped to our customers globally. However, given the follow-on effects to the Chinese economy due to stringent protocols of COVID-19 there and together with emerging cross-border tariffs that impact the cost of goods, supply chains and pricing, we must remain vigilant on any potential change. We also rely on all raw materials being readily available both in China and in our US operations. We are continuing to see first-hand delays of ingredients reaching our manufacturers on time.

2)	Advertising — We have allowed for a substantial advertising budget in the financial year ending June 30, 2026 to introduce the business and our products and services to potential licensees. This will include a combination of increased sales staff, attendance at relevant exhibitions and conferences, and more traditional online advertising and marketing efforts. The business will also be launching a series of mini websites, each site based on our products, to educate and serve as a resource material to our existing customers and potential customers. This would in turn potentially sell Gelteq products and to initiate more relevant marketing activity.

3)	Existing Clients — We already have existing licensees. Many of our clients have forecast future orders later this calendar year, and we believe these orders will assist us in realizing our desired revenue targets. At the date of this prospectus, we expect approximately 1 million units to be ordered from existing customers, with many of these being treated as pilots with lower margins. We anticipate that such orders would increase our products’ market exposure in the wider market; additional orders from these clients may provide increased sales revenues and gross margins. In addition, we would be in a position to negotiate higher per unit pricing for any new clients we acquire subsequent to the pilot sales, which in turn would provide higher overall margins for the business. As such, we thereby believe that the initial sales may generate the conditions for further revenues which would improve our financial position. However, it is the additional revenue opportunities that may develop as a result of these orders, and which are not immediately quantifiable, that we believe will provide a potential revenue source during the year ended June 30, 2026. As part of our sales effort, we have engaged a sales and marketing firm in the Asia Pacific region to help launch our sporting products on our new online stores in China and we expect such stores to provide additional revenue during the year ended June 30, 2026. There is no guarantee that all or any of pre-ordered amounts will come to fruition, as we depend on our customers’ cash flows to manufacture the products as well as the outcome of the initial trial orders for some of our licensees. Our customers that had cash flow difficulties had resolved them, and we have shipped these orders in the fiscal year ending June 30, 2025.

4)	New Hires — To date, we have not been adequately staffed to be able to reach our projected forecasted revenues. We have been focused on selecting the right new hires to directly assist us to reach our revenue targets, with these hires to be spread across the business to ensure all sectors are adequately staffed and working towards business performance. We expect that we will onboard an additional three sales managers in the year ending June 30, 2026 once adequate funds have been raised to assist us in meeting our revenue targets.

Operating expenses — for the six months ended December 31, 2024

Our company’s focus has been on research, with our operating expenses being made up of corporate and administrative expenses together with research expenses.

Research expenses — for the six months ended December 31, 2024

Our research expenses consist of:

●	salaries for research staff and consultants, including employee benefits;

●	expenses paid to contracted University for product testing, validation and pre-clinical studies; and

●	raw material expenses.

The primary research on our gel based delivery system is complete and the Company has already begun manufacturing across different product verticals in May 2022.

With our product verticals, in the financial year ending June 30, 2026, we will prioritize research and development in our pharmaceutical/OTC vertical. Unlike foods, nutraceuticals, and sporting verticals, pharmaceutical and OTC regulations are stricter and require clinical work or studies. Clinical research and development costs differ at different stages of the product research and development cycle. As our focus is on the 505(b)(2) pathway, these expenses are substantially less than that of a new drug development. However, the studies required can still be unpredictable in cost. While we do all the required lab work possible prior, there is inherent uncertainly in a clinical trial that makes it difficult to be assured of the time when the results will arrive and whether additional trials are needed. Given this, the timing for income generation from these products has uncertainties and we may require additional research and development costs to finalize a product.

The 505(b)(2) pathway is the shortest timeline we can take to register a product with the FDA as the approved timeline requires stability and bioequivalence data rather than three phases of clinical trials. Any trials which have a negative outcome, or any requirements from a regulatory body for additional data will create a delay to income and increase our research and development costs which in turn can have a material adverse effect on our operations.

Corporate and administrative expenses — for the six months ended December 31, 2024

Our corporate and administrative expenses are primarily made up of staff and consultants’ salaries, employee benefits, professional fees for auditors, consultants and legal counsel and advertising and marketing expenses. Such expenses are incurred in the process of becoming an Australian public company that is to be treated as a public company in the United States.

We can expect the corporate and administrative expenses to increase through an increase in staffing expenses and employee benefits, legal and auditor professional fees, fees associated with stock exchange listing and SEC requirements, investor relations expenses and insurances.

As we have products ready for commercialization, the increase in staff expenses is expected to prepare for commercial operations, in particular around sales and marketing of our products.

Financial expenses — for the six months ended December 31, 2024

Financial expenses mainly includes interest on existing shareholders’ loans at an interest rate of 12% per annum, with a term of 18 months and maturing on July 15, 2023. On January 3, 2023, the existing shareholder loans the Company entered into on January 20, 2022 (totaling AUD$1,493,445 at an interest rate of 12% per annum maturing on July 15, 2023) were extended for an additional 12 months at an interest rate of 12% per annum maturing on July 15, 2024. The foregoing loan extension constitutes a substantial modification per IFRS 9, and therefore the original liability is derecognized on modification date, and the new liability for the extended loans is recognized at fair value discounted using an appropriate discount rate. The resulting gain on the modification of the liability (AUD$222,681, USD$144,743) is recognized in the consolidated statements of profit or loss and other comprehensive income in the June 30, 2023 financial statements. For the six month period ended December 31, 2024, the Company incurred financial expenses of approximately AUD$637,594 (USD $414,436) from the closing of its IPO and costs incurred in connection with its continued listing on Nasdaq (December 31, 2023: AUD$102,941). Also, as products are manufactured and sold, together with necessary clinical trials, we can expect an increase in financial expenses which will consist mainly of expenses related to foreign currency exchange transactions and standard bank charges.

Historical Financial Performance — For the six month period ended December 31, 2024 and year ended June 30, 2024 compared to the six month period ended December 31, 2023.

The Company presents and reports its financial statements in accordance with International Financial Reporting Standards (IFRS) and in Australian Dollars (AUD$ or A$), its presentation currency.

Historical information

The Company’s financial statements for the period ended December 31, 2024 have been reviewed by M&K CPAS, PLLC in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). Management’s discussion and analysis of our financial position and results of operations is based on our consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results.

Financial Position in AUD$:

	As at December 31, 2024	As at June 30, 2024
ASSETS
Current Assets
Cash and cash equivalents	3,046,602	24,522
Trade and other receivables	305,007	183,004
Inventories	—	—
Prepayments and other assets	1,587,521	95,700
Total Current Assets	4,939,130	303,227

Non-Current Assets
Plant and equipment	18,056	16,642
Right-of-use assets	—	—
Intangible Assets	20,158,270	20,437,958
Total Non-Current Assets	20,176,326	20,454,600
Total Assets	25,115,456	20,757,827

LIABILITIES
Current Liabilities
Trade and other payables	892,791	1,558,186
Deferred Revenue	118,704	125,359
Borrowings, net	3,882,778	2,084,152
Derivative liability	1,279,184	—
Lease liabilities	—	—
Employee benefit provisions	105,198	98,368
Total Current Liabilities	6,278,655	3,866,065

Non-Current Liabilities
Borrowings	13,550	1,759,447
Lease liabilities		—
Employee benefit provisions	29,488	20,018
Total Non-Current Liabilities	43,038	1,779,465
Total Liabilities	6,321,693	5,645,530
Net Assets	18,793,763	15,112,297

EQUITY
Issued capital	33,594,052	26,608,227
Reserves
Accumulated losses	(14,800,289)	(11,495,930)
Total Equity (Deficit)	18,793,763	15,112,297

For the six months ended December 31, 2024 and 2023

Extract of Statement of comprehensive income (in AUD$)

The following table summarizes the results of operations for the six months ended December 31, 2024 and 2023:

	Six months ended December 31
	2024	2023
	AUD$	AUD$
Revenue from contract with customers	—	—
Raw materials and consumable expenses	—	—
Research expenses	(314,472)	(100,934)
Corporate & administrative expenses	(3,301,299)	(1,661,589)

Other income	311,412	76,879
Loss before income tax	(3,304,359)	(1,685,644)
Income tax expense
Loss after income tax	(3,304,359)	(1,685,644)

Revenue from contracts with customers

During the six months ended December 31, 2024 and 2023, revenue from contracts with customers was $Nil for both periods.

Raw materials and consumable expenses

During the six months ended December 31, 2024 and 2023, the Company did not incur any raw materials and consumables expenses.

Research expenses

During the six months ended December 31, 2024, research expenses increased by approximately 212% (AUD$213,538) to AUD$314,472 as compared to the six months ended December 31, 2023 (AUD$100,934). The increase in research expenses is due to increased product testing and validations conducted and more time diverted to setting up new research laboratory facilities.

Cash and cash equivalents

Cash and cash equivalents increased by AUD$3,022,080 to AUD$3,046,602 at December 31, 2024 as compared to June 30, 2024, AUD$24,522, as a result of net cash from financing activities of AUD$6,798,332 (June 30,2024: AUD$843,939) attributable to proceeds from issue of shares from the Company’s IPO (net of capital issue costs) and borrowings proceeds offset by increase in cash used in operating activities of AUD$ 3,594,665 (June 30, 2024: AUD$1,070,471) attributable to increase in payments to suppliers and employees, as well as offset by increase in cash used in investing activities of AUD$328,222 (June 30, 2024: AUD$148,170) attributable to increase in payment for acquisition of intangibles and property, plant and equipment.

Trade and other receivables

Trade and other receivables increased by AUD$122,002 to AUD$305,007 at December 31, 2024 as compared to AUD$183,005 as at June 30, 2024.

Intangible Assets

Intangible assets (including right-of-use assets) decreased by AUD$279,688 to AUD$20,158,270 at December 31, 2024 as compared to AUD$20,437,958 as at June 30, 2024, predominantly due to amortization of AUD$606,497 of trade secrets for the period ended December 31, 2024.

Trade and Other payables

Trade and other payables decreased by AUD$665,395 to AUD$892,791 at December 31, 2024 as compared to AUD$1,558,186 as at June 30, 2024, primarily attributable to the repayment of long outstanding salary payable, PAYG and superannuation.

Other Income

Other income for the period ended December 31, 2024 has increased by AUD$234,533 to AUD$311,412 as compared to AUD$76,879 for the period ended December 31, 2023. Other income comprises the Research and Development tax incentive and foreign exchange gain discussed below. The Company has received in the period ended December 31, 2024 the R&D incentive for the period ended June 30, 2023 which explains the increase as compared to the period ended December 31, 2023.

The Company is eligible for the Australian Government Research and Development Tax Incentive (“R&D Tax Incentive”) that provides tax offsets for expenditure on eligible R&D activities. Under the program, the Company is entitled to a refundable R&D credit in Australia on the eligible R&D expenditures incurred on eligible R&D activities. The R&D Tax Incentive is overseen by the Australian Taxation Office and AusIndustry, a business advisory arm of the Australian government. The R&D Tax Incentive legislation, Income Tax Assessment Act 1997, Division 355, provides for a refundable R&D tax offset equal to the Company’s corporate tax rate plus an 18.5% premium for companies with an aggregated turnover of below AUD$20 million.

The refundable R&D tax offset is accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, as per which the R&D tax offset income is recognized when there is reasonable assurance that it will be received. It is recognized in the statement of comprehensive income in the same period that the related costs are recognized as expenses and relates to refundable amounts on approved expenses.

Borrowings (current and non-current)

Total Borrowings at December 31, 2024, were AUD$3,896,328 of which AUD$3,882,778 is current and AUD$13,550 is non-current, compared to AUD$3,843,599 as at June 30 2024, of which AUD$2,084,152 was current and AUD$1,759,447 was non-current. The increase in total borrowings is due to the issuance of convertible notes totaling AUD$747,262, accrued convertible note interest of AUD$97,266 and a net increase of accrued shareholder loan interest of AUD$298,726, less debt discount on convertible notes of AUD$1,090,893. In addition, all borrowings, other than 2 director loans, have been reclassified from non-current to current during the period June 30, 2024 to December 31, 2024, as their repayment date is less than 12 months after December 31, 2024.

Convertible notes and derivative liabilities

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. Such financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes issued by the Company are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition based on a Black-Scholes valuation model and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note.

In accordance with IFRS 9, where an indeterminate number of shares may be issued in due course upon the conversion of the convertible notes, or the convertible notes are convertible at a discount to market, the embedded derivative is accounted for as a liability.

The Company’s shares attained a trading stock price upon the completion of the IPO and listing of the Company’s shares. As such, the Company is required to value and separately account for the derivative embedded within convertible notes issued by the Company. Please see Note 3 and Note 20 in the financial statement for the six months ending December 31, 2024 and 2023 commencing on page F-8 and page F-29 respectively.

Corporate and administrative expenses (in AUD)

	Period ended December 31
	2024	2023
	AUD$	AUD$
Employment expenses	248,655	519,687
Corporate expenses	456,743	98,419
IPO related expenses	637,594	102,941
Depreciation and amortization expenses	606,497	609,274
Advertising & marketing expense	118,211	18,200
Consulting fees	409,134	750
Other expenses	203,680	25,527
Finance costs	620,785	286,791
Total Corporate and administrative expenses	3,301,299	1,661,589

During the period ended December 31, 2024, total corporate and administrative expenses increased by AUD$1,639,710 to AUD$3,301,299 relative to AUD$1,661,589 in the similar period last year.

The AUD$1,639,710 increase in corporate and administrative expenses during the period ended December 31, 2024, relative to December 31, 2023, was predominantly due to an increase in (i) IPO related expenses by AUD$534,653, (ii) consulting fees by AUD$408,384 due to an increase in external consultants used, (iii) corporate expenses by AUD$358,324, due to higher professional and management fees, (iv) finance costs by AUD$333,994 due to increase in borrowing and (v) other expenses by AUD$178,153 during the period ended December 31, 2024 as compared to the period ended December 31, 2023. The increase in corporate and administrative expenses as compared to the period ended December 31, 2023 was offset by a decrease in employment expenses of AUD$271,032, due to fewer employees and consequently lower wages and salaries relative to the period ended December 31, 2023.

Liquidity and Capital Resources (in AUD$)

The following table summarizes our changes in working capital from June 30, 2024 to December 31, 2024:

	December 31, 2024		June 30, 2024		Change
Current Assets	AUD$	4,939,130	AUD$	303,227	AUD$	4,635,903
Current Liabilities	AUD$	6,278,655	AUD$	3,866,065	AUD$	2,412,590
Working Capital	AUD$	(1,339,525)	AUD$	(3,562,838)	AUD$	2,223,313

As at December 31, 2024, there is a deficit of current assets over current liabilities of AUD$1,339,525 (June 30, 2024: deficit of current assets over current liabilities of AUD$3,562,838), which resulted in an increase of AUD$2,223,313 in working capital as a result of a capital raise during the six-months ended December 31, 2024.

The following table sets out information as to consolidated cash flow information for the six months ended December 31, 2024 and 2023 in AUD$.

	2024		2023
	AUD$		AUD$
Net cash (used in) operating activities	AUD$	(3,441,439)	AUD$	(429,172)
Net cash (used in) investing activities	AUD$	(328,222)	AUD$	(79,961)
Net cash from financing activities	AUD$	6,645,106	AUD$	236,693
Net cash inflow/(outflow)	AUD$	2,875,445	AUD$	(272,440)
Effects of exchange rate changes on cash and cash equivalents	AUD$	146,635	AUD$	—
Net increase/(decrease) in cash and cash equivalents	AUD$	3,022,080	AUD$	(272,440)

Six months ended December 31, 2024 and 2023

As at December 31, 2024, we had cash and cash equivalents of AUD$3,046,602 compared to AUD$126,784 as at December 31, 2023, an increase in cash and cash equivalents of AUD$2,919,818.

The increase in cash and cash equivalents is predominantly due to the following activities:

For the period ended December 31, 2024, net cash used in operating activities was AUD$3,441,439 relative to AUD$429,172 for the corresponding period last year, registering an increase of AUD$3,012,267. The increase in cash used in operating activity is predominantly due to an increase in payments to employees and suppliers of AUD$3,423,048 (December 31, 2023: AUD$732,093) offset by decrease in cash receipts from customers of AUD$Nil (December 31, 2023: AUD$40,000) and decrease in Research and Development tax incentives received of AUD$Nil (December 31, 2023: AUD$263,057).

For the period ended December 31, 2024, net cash used in investing activities was AUD$328,222 (compared to AUD$79,961 for the corresponding period ended December 31, 2023) due to an increase in acquisition of property, plant and equipment and intangibles.

For the period ended December 31, 2024, net cash from financing activities was AUD$6,798,322 (December 31, 2023: AUD$236,693) an increase of AUD$6,561,639. The difference is primarily driven by proceeds from issue of shares of AUD$7,913,463 at December 31, 2024, compared to AUD$Nil in the corresponding period last year and borrowing proceeds of AUD$747,261 as at December 31, 2024 compared to AUD$248,588 in the corresponding period last year, resulting in an increase of AUD$498,673, offset by proceeds of capital issue cost of AUD$1,862,392 (December 31, 2023: AUD$Nil)

For the period ended December 31, 2024, the difference in the effects of exchange rate changes on cash and cash equivalents was due to movements in USD/AUD exchange rates and amounts held in foreign currencies.

Cash Flow

In January 2023, we negotiated with holders of our unsecured loans to extend the terms of the loans for another 12 months on the same terms from July 2023 until July 2024. In October 2023, all holders of the unsecured loans have agreed to further extend the terms of the loans until December 31, 2024, which were further extended until December 31, 2025 by the agreement of all holders in October 2024. These extensions further helped reduce our immediate or short term liabilities in the fiscal years ending June 30, 2023 and 2024. We expect to require further extensions for such loans for the year ending June 30, 2025 to reduce the short term liability if the Company determines this is needed.

On October 3, 2023, the Company closed the Convertible Note offering raising approximately AUD$1,004,889 (AUD$410,000 plus USD$400,000 calculated at the daily exchange rate when each amount was received). Each Convertible Note shall have a face value of AUD$1, an annual interest rate of 12% and have a maturity date of December 31, 2025. Each holder of a Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the Convertible Note, either elect to convert their Convertible Note into Ordinary Shares or redeem their Convertible Note for an Australian cash payment. The December 31, 2025 repayment date of the Convertible Notes were intended to alleviate the Company’s short term liabilities.

On March 26, 2024, the Company closed the February 2024 Convertible Note offering, raising AUD$357,338 (approximately AUD$75,000 plus approximately USD$185,000 calculated at the daily exchange rate when each amount was received). Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a February 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the February 2024 Convertible Note, either elect to convert their February 2024 Convertible Note into Ordinary Shares or redeem their February 2024 Convertible Note for an Australian cash payment. The December 31, 2025 repayment date of the February 2024 Convertible Notes are intended to alleviate the Company’s short term liabilities.

On May 27, 2024, the Company’s board of directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a May 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their May 2024 Convertible Note into Ordinary Shares at a conversion discount rate of 22% or redeem their May 2024 Convertible Note for an Australian cash payment. The Company has received approximately AUD$1million (approximately AUD$315,000 plus approximately USD$450,000 calculated at the daily exchange rate when each amount was received) through the issuance of the May 2024 Convertible Notes.

The Company closed its initial public offering on October 30, 2024, issuing 1.3 million ordinary shares at an issue price of US$4.00 per share and raising USD$5.2 million (approximately AUD$8.00 million) before deducting underwriting discounts and offering expenses.

To reduce the Company’s debt position and improve its balance sheet, the Company in January 2025 offered existing convertible note and shareholder loan holders the ability to convert their loans into equity, be repaid or continue to maturity. For the then outstanding convertible notes, a total of AUD $822,184 (approximately USD$534,420) was converted in March 2025 by the election of the noteholders into Ordinary Shares at a share price of USD$2.14. In March 2025, the Company paid to loan holders an aggregate of AUD$772,136 (approximately USD$501,888) in order to redeem their loans. The remaining principal and interest on the outstanding shareholder loans will accrue until maturity in December 2025.

On February 21, 2025, our board of directors approved the issuance of convertible notes (the “February 2025 Convertible Note”) to raise up to AUD$1,500,000. Each February 2025 Convertible Note had a face value of AUD$1, an annual interest rate of 20% and have a maturity date of July 1, 2026. Each holder of a February 2025 Convertible Note may at any time elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00. Each holder of a February 2025 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00 or redeem their February 2025 Convertible Note for an Australian cash payment. As of the date of this filing, the Company has received approximately AUD$580,000 (approximately USD$377,000) through the issuance of the February 2025 Convertible Notes.

We do not expect to require additional capital apart from the proceeds of this offering should our operations continue as forecasted. Should we experience lower than expected sales volumes or lower growth opportunities, then we may be required to consider additional financing options to continue the Company’s growth to achieve positive cash flow. However, we intend to adjust our expenses to align with the revenue generated to ensure we remain financially solvent. See further discussion within the section “Risk Factors — There is substantial doubt about our ability to continue as a going concern.”

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current shareholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional Ordinary Shares or securities convertible into or exchangeable or exercisable for our Ordinary Shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our research and development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

Qualitative and Quantitative Information on Financial Risks

Financial Risk Management, including market risk (foreign currency risk, price risk and interest rate risk)

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk.

Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.

We use different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Market risk

Foreign currency risk

We have only very minor exposure to foreign currency risk. Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management understands that, over the next twelve months, it will deal in a much greater volume in foreign currencies and are in the process of having in place a risk management policy accordingly.

Price risk

We are not exposed to any significant price risk.

Cash flow and fair value interest rate risk

We have limited exposure to interest rate risk arising from long-term borrowings as these are based on fixed rates. There are no borrowings obtained at variable rates for the six months ended December 31, 2024 and 2023. All cash is held in checking accounts or on hand, and do not earn interest.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. The maximum exposure to credit risk at the reporting date to recognized financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Company does not hold any collateral.

All trade and other receivables are current as at December 31, 2024, with no balances past due.

The Company recorded no bad debt expense in the six months ended December 31, 2024 and December 31, 2023. As of December 31, 2024 and 2023, there was no expected credit losses recorded.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Liquidity risk

Vigilant liquidity risk management requires the Company to maintain sufficient liquid assets (mainly cash and cash equivalents), and available borrowing facilities to be able to pay debts as and when they become due and payable. The Company manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Borrowings as at December 31, 2024 are fully drawn.

Critical accounting estimates and judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are summarized below.

Impacts of Coronavirus (COVID-19)

Judgement has been exercised in considering the impacts that the COVID pandemic has had, or may have, on the Company based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the Company operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the financial statements or any significant uncertainties with respect to events or conditions which may impact the Company unfavorably as at the reporting date or subsequently as a result of the COVID-19 pandemic.

Estimation of useful lives of assets

The Company determines the estimated useful lives and related depreciation and amortization charges for its finite life intangible assets. The useful lives of such assets could change significantly due to events such as technical innovations. The depreciation and amortization charge will increase where the useful life of an asset is less than previously estimated, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Intangible assets

The Company tests annually, or more frequently if events or changes in circumstances indicate impairment, whether indefinite life or finite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 3 in the December 31, 2024 financial statement. The recoverable amounts of cash-generating units have been determined based on a fair value less cost to sell calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Impairment analysis conducted at the period ended December 31, 2024

For the period ended December 31, 2024, we had prioritized pharmaceutical research and improving operational processes, and we expect to grow and execute on our business plans with lower overheads and expenses in the financial year ending June 30, 2025. To facilitate this, we entered into a rental contract for laboratory facilities with Monash University on February 2, 2024 (the “Monash Facilities”) for further research purposes. Our lack of personnel, our focus on research, and identifying and establishing a laboratory facility, adversely affected our ability to entered new sales opportunities which resulted in nil sales revenue for the period ended December 31, 2024 and 2023.

With the Monash Facilities established and fitted, we are resuming our sales activities with a focus on the nutraceutical and sports vertical for the year ending June 30, 2025. For the year ended June 30, 2026, we expect to add animal health, over-the-counter and pharmaceuticals verticals to our sales activities. Notwithstanding the foregoing, we are currently prioritizing pharmaceutical research on our existing 505b(2) application and seeking other potential pharmaceutical candidates through such pathway.

The delay in completing the January 2023 orders, and recognizing the relevant component of the outstanding deferred revenue balance as income, is due to certain of our clients which experienced cash flow difficulties and was not able to pay for their outstanding orders. However, such orders are now manufactured and shipped in the fiscal year ending June 30, 2025. We have also put in place more rigorous qualification procedures to ensure customers have the financial ability to proceed with orders through to manufacturing in a timely manner. In the event that cash flow difficulties continue for such customers, we have instituted a policy where all orders and deposits are non-refundable and we will not process refunds for non-payments. As a result of the foregoing delays, we have not recognized revenues from undelivered orders for the period ended December 31, 2024 and we expect to recognize such revenues upon delivering these orders for the year ending June 30, 2025.

The delayed processing of orders does not adversely affect our assumptions underpinning the valuation model and analysis as used at December 31, 2024. The recoverable amount of the cash generating unit has been determined by a forecast model that estimated the future cash flows based on budgets and forecasts for five years prepared by our management. As part of a valuation of the intangible assets performed by an independent expert valuer as at June 30, 2024, such experts extended the forecasts for an additional four years for a total forecast period of nine years on the basis that, for early stage businesses that are reasonably expected of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to apply a terminal value calculation. For the purposes of the assessment of the coverable amount of the cash generating unit as at December 31, 2024, our management has continued to adopt this approach, on the basis that, as at that date, we remain an early stage business with the same characteristics it had when the expert valuer performed the previous valuation.

Further, included at the end of the forecast period is a terminal value reflecting a continuing value at the end of the forecast period on the basis of capitalizing free cash flows in perpetuity at a growth rate of 2.5% per annum. These cash flows were then discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the cash generating unit. The sensitivity analysis performed continued to show significant headroom over the carrying value of the intangible assets at December 31, 2024, notwithstanding revenue was nil for the period ended December 31, 2024.

In terms of product and sales development, and in support of the foregoing assumption in revenue opportunities, for our analysis for the period ended December 31, 2024, we have identified potential customers for the financial year ending June 30, 2026. We have discussed with such potential customers on product opportunities, product type, potential quantities and the timing of orders. We believe we have the potential to generate revenue from such customers, through customers that have placed or are about to place a purchase order with us.

As we continue to grow and invest in sales and marketing, we expect to identify additional customers. We intend to use the net proceeds from our initial public offering and this offering to generate revenue by investing in sales, marketing and manufacturing to leverage commercial opportunities to generate the expected increase in future revenue growth as compared to the period ended December 31, 2024.

For the period ended December 31, 2024, we generated no revenue. We are an early-stage company and it is reasonably expected that we will have significant revenue growth during our early years. As such, we have shipped over 400,000 units for the fiscal year ending June 30, 2025 from prior orders.

The potential customers which we have identified as revenue opportunities for the financial years ended June 30, 2026 and 2027 would expect to underpin the revenue growth in the next two years. Our forecasts of annual revenue growth is 259% for the financial year ended June 30, 2026, approximately 117% for the financial year ended June 30, 2027, 86% for the financial year ended June 30, 2028 and 38% for the financial year ended June 30, 2029.

For the financial year beginning July 1, 2027, the Company’s incremental annual revenue growth is supported by an analysis of additional revenue opportunities through scaling up and expected increased market penetration in the existing nutraceutical, pharmaceutical and animal nutraceutical markets.

Recognition of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences and carried forward losses, only if the Company considers it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Leases — Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Employee benefits provision

As discussed in Note 3 of the December 31, 2024 financial statements the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, the Company has considered the estimates of attrition rates and pay increases through promotion and inflation.

Going Concern

The working capital position as at December 31, 2024 of the Company results in an excess of current liabilities over current assets of $1,339,525 (June 30, 2024: excess of current liabilities over current assets of $3,562,838). The Company had a loss, after income tax, of $3,304,359 during the six-month ended December 31, 2024 (six-month period ended December 31, 2023 loss: $1,685,644). As of December 31, 2024, there were no capital commitments outstanding. The cash balances as at December 31, 2024 was $3,046,602 (June 30, 2024: $24,522).

The above matters give rise to a material uncertainty that may cast significant doubt over the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

Notwithstanding the foregoing, the board of directors believe that it is reasonably foreseeable that the Company will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial statements, after considering the following matters:

●	The board of directors have prepared detailed cash flow projections for a period of at least 12 months from the date of signing the consolidated financial statements for the six months ended December 31, 2024.

●	The Company’s ability to fund its operations is dependent upon management’s plans and execution, which include raising additional capital, if required, through public and other offerings, obtaining regulatory approvals for its products and generating revenues from these products and having the ability to be able to reduce expenditures accordingly if required, in order to be able to pay its debts as and when they fall due.

●	On February 21, 2025 the Company’s board of directors approved by resolution to raise up to AUD$1,500,000 in convertible notes with a maturity date of July 1, 2026 such that the Company may continue to operate as a going concern.

●	On March 13, 2025, the Company signed the Purchase Agreement, whereby the Company may receive gross proceeds of up to USD$12,000,000 from the sale of Ordinary Shares to Lincoln Park under the Purchase Agreement, from time to time, at our discretion after a registration statement is declared effective and after satisfaction of other conditions in the Purchase Agreement.

The Company’s six month condensed consolidated financial statements for December 31, 2024 have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The six month condensed consolidated financial statements for December 31. 2024 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.